UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2018

 Commission File No.: 000-30668

NOVA MEASURING INSTRUMENTS LTD.
(Translation of registrant’s name into English)

Building 22 Weizmann Science Park, Rehovot
P.O.B 266
Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Attached hereto and incorporated by way of reference herein is a press release issued by the Registrant and entitled: “Nova to Participate in Citi’s 2018 Global Technology Conference”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 22, 2018	NOVA MEASURING INSTRUMENTS LTD. (Registrant) By: /s/ Dror David —————————————— Dror David Chief Financial Officer

Company Contact: Dror David, Chief Financial Officer Nova Measuring Instruments Ltd. Tel: +972-73-229-5760 E-mail: info@novameasuring.com www.novami.com	Investor Relations Contact: Miri Segal MS-IR LLC Tel: +917-607-8654 E-mail: msegal@ms-ir.com

Nova to Participate in Citi’s 2018 Global Technology Conference

Rehovot, Israel – August 22, 2018 – Nova (Nasdaq: NVMI) announced today that Dror David, Chief Financial Officer, will participate in a fireside chat at Citi’s 2018 Global Technology Conference on Wednesday, September 5th at 1:30 p.m. Eastern Time, at the Hilton Midtown, New York City. A live webcast and replay of the session will be available in the Investor Relations section of www.novami.com for 90 days following the session.

Mr. David will also be available for one-on-one meetings during the conference on September 5th. To schedule a meeting please contact your Citi sales person or Miri Segal at msegal@ms-ir.com.

About Citi Global Technology Conference: The 25th annual Citi Global Technology Conference will be held from Wednesday to Friday, September 5-7, 2018 at the New York Hilton Midtown Hotel in New York City. Citi expects to host more than 170 companies and has attracted more than 1,000 institutional investors in previous years.

About Nova: Nova delivers continuous innovation by providing advanced metrology solutions for the semiconductor manufacturing industry. Deployed with the world’s largest integrated-circuit manufacturers, Nova’s products deliver state-of-the-art, high-performance metrology solutions for effective process control throughout the semiconductor fabrication lifecycle. Nova’s product portfolio, which combines high-precision hardware and cutting-edge software, supports the development and production of the most advanced devices in today’s high-end semiconductor market. Nova’s technical innovation and market leadership enable customers to improve process performance, enhance products’ yields and accelerate time to market. Nova acts as a partner to semiconductor manufacturers from its offices around the world. Additional information may be found at www.novami.com.

Nova is traded in NASDAQ & TASE under the symbol NVMI.